SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                  __________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1)


                             LINENS 'N THINGS, INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)


                                   535679-10-4
                                 (CUSIP Number)


------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 535679-10-4                                       Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CVS CORPORATION  05-0494040 (See Item 2(a) and Item 4(a))

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

       DE

    NUMBER OF          5    SOLE VOTING POWER
      SHARES
   BENEFICIALLY               100 (See Item 4(a))
     OWNED BY
       EACH            6    SHARED VOTING POWER
    REPORTING
      PERSON                  None
       WITH
                       7    SOLE DISPOSITIVE POWER

                              100 (See Item 4(a))

                       8    SHARED DISPOSITIVE POWER

                              None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       100 (See Item 4(a))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                         [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 0.0%

12    TYPE OF REPORTING PERSON*

        CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

         (a) Name of Issuer:

             Linens 'n Things, Inc., a Delaware corporation (the "Company").


         (b) Address of Issuer's Principal Executive Offices:

             6 Brighton Road
             Clifton, NJ  07015


Item 2.

         (a) Name of Person Filing:

             CVS Corporation ("CVS"). As described in Item 4(a) below, CVS owns 100 shares of common stock of the Company indirectly through wholly-owned subsidiaries of CVS.


         (b) Address of Principal Business Office, or, if None, Residence:

             The address of the principal business office of CVS is 1 CVS Drive, Woonsocket, Rhode Island 02895.


         (c) Citizenship:

             CVS is a Delaware corporation.


         (d) Title of Class of Securities:

             The class of securities to which this statement relates is the Common Stock of the Company.


         (e) CUSIP Number:

             535679-10-4


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)    [ ]  Broker or dealer registered under Section 15 of the Act,

      (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act,

      (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the
                  Act,

      (d)    [ ]  Investment Company registered under Section 8 of the
                  Investment Company Act,

      (e)    [ ]  Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940,

      (f)    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule
                  13d-1(b)(1)(ii)(F),

      (g)    [ ]  Parent Holding Company, in accordance with Rule
                  13d-1(b)(1)(ii)(G) (Note: See Item 7),

      (h)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

             Inapplicable.

Item 4.      Ownership.

      (a) Amount Beneficially Owned:

             CVS is the direct parent company of CVS New York, Inc., a New York corporation formerly named "Melville Corporation" ("CVS New York"). CVS New York is the direct parent company of CVS Center, Inc., a New Hampshire corporation. CVS, Inc., a Rhode Island corporation, is a direct subsidiary of CVS Center, Inc., and CVS, Inc. is the direct parent company of CVS H.C., Inc., a Minnesota corporation. CVS H.C., Inc. is the direct parent company of Nashua Hollis CVS, Inc., a New Hampshire corporation ("Nashua Hollis").

             Prior to June 4, 1997, approximately 32.5% of the outstanding capital stock of the Company was owned directly by Nashua Hollis, and was owned indirectly by CVS through the aforementioned wholly-owned subsidiaries of CVS.

             On June 4, 1997, CVS (through its indirect wholly-owned subsidiary, Nashua Hollis) consummated a secondary public offering (the "Secondary Offering") of 6,267,658 shares of Common Stock of the Company held by Nashua Hollis. After giving effect to the Secondary Offering (and as of June 4, 1997), CVS (indirectly through Nashua Hollis) beneficially owned 100 shares of Common Stock of the Company.


      (b) Percent of Class:

             Approximately 0.0%


      (c)    Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 100

             (ii)  Shared power to vote or to direct the vote: None

             (iii) Sole power to dispose or direct the disposition of: 100

             (iv) Shared power to dispose or to direct the disposition of: None


Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

             Inapplicable.


Item 8.      Identification and Classification of Members of the Group.

             Inapplicable.


Item 9.      Notice of Dissolution of Group.

             Inapplicable.


Item 10.     Certification.

             Inapplicable.


                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 1997


                                 CVS CORPORATION


                                 By:   /s/ Charles C. Conaway
                                 ---------------------------------
                                 Name:  Charles C. Conaway
                                 Title: Chief Financial Officer






Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).